Report of Independent Accountants

To the Board of Directors of
The New Ireland Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The New Ireland Fund, Inc. (formerly the Irish Investment Fund, Inc.) (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2001, and with respect to agreement of security purchases and sales, for the period from October 1, 2001 (the date of our last examination), through October 31, 2001:

-	Confirmation with Bank of Ireland Security Services of all
securities held by institutions in book entry form (the Crest system of Dublin, Ireland)

-	Reconciliation of all such securities to the books and records of the Fund and the Custodian (Bank of Ireland);

-	Agreement of three security sales or maturities since our last report from the books and records of the Fund to Bank of Ireland's custody records evidencing the transfer or receipt of such securities.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that The New Ireland Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2001 with respect to securities reflected in the investment account of the Fund's is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





PricewaterhouseCoopers LLP
January 8, 2002
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